Exhibit (a)(1)(E)
FORM OF EMAIL ANNOUNCEMENT OF OFFER TO AMEND (From 409A mailbox)
Date: April 3, 2008
To: [Eligible Option holder]
We are pleased to announce that Lam Research Corporation. (the “Company”) has officially commenced its tender offer (the “Offer”) to amend certain of your outstanding stock options today, April 3, 2008. The Offer and withdrawal rights will remain open until May 1, 2008 at 11:59 p.m., U.S. Eastern Time, unless the Offer is extended.
In connection with the findings of Lam’s stock option review, certain of your stock options were determined to have an incorrect grant date. These options may be subject to adverse tax consequences under section 409A of the Internal Revenue Code and, as applicable, similar provisions of state law, (collectively, “409A”) if they vested after December 31, 2004. The Company is offering you the opportunity to avoid the adverse tax consequences of 409A by voluntarily amending your affected options to eliminate the discount. If you elect to participate:
1.	Your options will be repriced to 100% of the fair market value per share on the date the Company determined the option was actually granted.

2.	The Company will make a cash payment to you in the amount of the increase in your exercise price.

3.	The payment will be made in January, 2009 (which is the earliest date permitted under IRS rules).
Information regarding your eligible options and the potential impact under Section 409A is available at the Offer website https://lamrc.equitybenefits.com/. The website also contains detailed information regarding the Offer and election forms to participate in the Offer. Please read and carefully consider all of this information. If you are not able to access the website, copies of the offering materials and election forms are available from Kym Hall in CA-4. You may also contact the Lam Research Tender Offer Call Center at (415) 498-5018 or Lam409A@lamresearch.com to obtain copies of offering materials and election forms. To elect to participate in the Offer with respect to your eligible options please see the key steps described below.
Stock options will remain subject to potentially adverse tax consequences under Section 409A until after the close of the Offer when the tendered Eligible Options are amended. We remind you that if you exercise your tendered stock options prior to amendment, you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A.
The Company will hold a series of meetings to provide further information and address any questions you may have. The meetings will be held in the Auditorium in CA-1 on the following days and times:
Tuesday, April 8, from 10 a.m. — 11:00 a.m.
Thursday, April 10, from 2:00 p.m. — 3:00 p.m.
In addition, a recorded presentation is now available at http://www.visualwebcaster.com/event.asp?id=38941 which further explains the Offer. You may also call the Lam Research Tender Offer Call Center at (415) 498-5018 or email questions to Lam409A@lamresearch.com.
Key Steps
In order to participate in the Offer and avoid the adverse tax consequences under 409A, please follow these steps:
1.	Log on to the Tender Offer website at https://lamrc.equitybenefits.com/.

2.	To access the Tender Offer website, your employee ID is [ID]. Your password is the last four digits of your social security number. If you have difficulties logging in, please contact the Lam Research Tender Offer Call Center at (415) 498-5018 or Lam409A@lamresearch.com.

3.	Review the list of your Eligible Options and carefully read the documents contained on the website.

4.	Click on the MAKE AN ELECTION button to proceed with your election and follow the instructions.

5.	Please print and retain a copy of your election confirmation statement for your records. You will also receive an email confirming your election. If you do not receive this email within 2 business days following the date of your election, please contact the Lam Research Tender Offer Call Center at the number or email address listed above.
If you are not able to submit your election electronically via the Offer website or if you do not otherwise have access to the Offer website for any reason, you must complete a paper election form and return it to Lam Research Corporation via mail or overnight courier to: Lam Research Corporation, c/o Lam Tender Offer, 4650 Cushing Parkway, Fremont, CA 94538, or by fax at (510) 572-4442 before 11:59 p.m., Eastern Daylight Time, on Thursday, May 1, 2008. To obtain a paper election form, please contact the Lam Research Tender Offer Call Center at (415) 498-5018 or Lam409A@lamresearch.com. Your signed election form must be received by the Company prior to the deadline of 11:59 p.m., U.S. Eastern Time, May 1, 2008.
Although the Board of Directors has approved the Offer, neither we nor the Board of Directors, make any recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision about the Offer, taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to in this package. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.
KEY DATES TO REMEMBER
The commencement date of the Offer is April 3, 2008
Informational meetings will be held on April 8 and April 10.
The Offer expires at 11:59 p.m., U.S. Eastern Time, on May 1, 2008 (unless we extend the Offer).
The Eligible Options that have been tendered will be amended on May 2, 2008 or, if the Offer is extended, the first business day following the extended expiration date of the Offer.
The cash payment will be made on the first payroll date in January 2009.
It may take several days after the amendment date to update our database and your personal account information to reflect all of the option amendments. Therefore, we remind you that if you exercise your tendered stock options prior to the amendment of your tendered stock options, you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A.